MECHEL REPORTS FINANCIAL RESULTS FOR THE 2010 FIRST QUARTER
— Revenues amounted to $1.90 billion —
— Operating income amounted to $147.6 million —
— Net income attributable to shareholders of Mechel OAO amounted to $82.6 million —

Moscow, Russia – July 14, 2010 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced financial results for the first quarter ended March 31, 2010.

Mechel’s CEO Yevgeny Mikhel commented on the 2010 first quarter results: “In the first quarter of 2010 Mechel focused its efforts on the final overcoming of the global financial crisis consequences. In particular, reaching the pre-crisis coal production volumes has become one of the most important priorities of our company’s operations. We continued developing and improving the structure of Mechel’s sales network. We launched investment projects, which had been postponed earlier, and intensified works on implementation of the most important current projects, such as Elga Coal Deposit development and construction of the Universal Rolling Mill.

Even taking into consideration that not all achievements and success of the 2010 first quarter were reflected in full measure in the financial results of that period and will be witnessed only in the next periods, we consider that the company successfully worked through this hard but important stage of its life and laid the foundation for the further improvement of its operational and financial results.”

Consolidated Results for the first quarter of 2010

US$ thousand	1Q 2010	1Q 2009	Change Q-on-Q
Revenues from external customers	1,900,415	1,179,405	61.1%

Intersegment sales	328,693	173,184	89.8%

Operating income	147,624	13,781	971.2%

Operating margin	7.8%	1.2%	-

Net income / (loss) attributable to shareholders of Mechel OAO	82,580	(690,701)	112.0%

EBITDA (1) (2)	257,653	116,648	120.9%

EBITDA, margin(1)	13.6%	9.9%	-

(1)	See Attachment A.

(2)	Starting from 2010 Mechel changed the method of EBITDA calculation. Here we give the EBITDA cleaned of effects of CVR change, forex gain/(loss) and interest income.

Net revenue in the first quarter of 2010 increased by 61.1% and amounted to $1.9 billion compared to $1.2 billion in the first quarter of 2009. Operating income rose by 971.2% and amounted to $147.6 million or 7.8% of net revenue, compared to operating income of $13.8 million or 1.2% of net revenue in the first quarter of 2009.

For the first quarter of 2010, Mechel reported consolidated net income attributable to shareholders of Mechel OAO increased by 112.0% to $82.6 million compared to consolidated net loss attributable to shareholders of Mechel OAO of $690.7 million in the first quarter of 2009.

Consolidated EBITDA in the first quarter of 2010 increased by 120.9% to $257.6 million, compared to $116.6 million in the first quarter of 2009. Depreciation, depletion and amortization in the first quarter of 2010 for the Company were $120.6 million, an increase of 60.0% compared to $75.4 million in the first quarter of 2009.

Mining Segment Results for the first quarter of 2010

			Change
US$ thousand	1Q 2010	1Q 2009	Q-on-Q
Revenues from external customers	461,204	344,236	34.0%

Intersegment sales	119,607	51,750	131.1%

Operating income	83,293	50,008	66.6%

Net income / (loss) attributable to shareholders of Mechel OAO	79,750	(65,796)	221.2%

EBITDA(1) (2)	147,347	91,490	61.1%

EBITDA, margin (3)	25.4%	23.1%	—

(1)	See Attachment A.

(2)	Starting from 2010 Mechel changed the method of EBITDA calculation. Here we give the EBITDA cleaned of effects of CVR change, forex gain/(loss) and interest income.

(3)	EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output for the first quarter of 2010*

Product	1Q 2010, thousand tonnes	1Q 2010 vs. 1Q 2009
Coking coal concentrate	2,358	230%

Various types of coal for steel production**	362	155%

Steam types of coal	2,286	-21%

Iron ore concentrate	917	4%

* In Q1 2010 Mechel implemented a new reporting way for coal products output volumes based on the international standards. The data provided includes output volumes of coal products supplied to the market (saleable products).
** Data includes output volumes of various types of anthracite and PCI.

Mining segment revenue from external customers for the first quarter of 2010 totaled $461.2 million, or 24.3% of consolidated net revenue, an increase of 34.0% over net segment revenue from external customers of $344.2 million, or 29.2% of consolidated net revenue in the first quarter of 2009.

Operating income in the mining segment in the first quarter of 2010 increased by 66.6% to $83.3 million or 14.3% of total segment revenue, compared to operating income of $50.0 million, or 12.6% of total segment revenue for the first quarter of 2009. EBITDA in the mining segment in the first quarter of 2010 went up by 61.1% and amounted to $147.3 million compared to segment EBITDA of $91.5 million in the first quarter of 2009. The EBITDA margin for the mining segment in the first quarter of 2010 was 25.4% compared to 23.1% in the first quarter of 2009. Depreciation, depletion and amortization in mining segment amounted to $67.5 million that is 77.2% higher than $38.1 million in the first quarter of 2009.

Chief Executive Officer of Mechel Mining Management Company Boris Nikishichev commented of the mining segment operating results: “It is important to note that Mechel’s mining segment in the first quarter of 2010 continued very intensive work on accelerated increase of coal production that allowed us already in the second quarter of 2010 to achieve the pre-crisis production volumes, and even to exceed them at Yakutugol. Our US-based coal mining company Mechel-Bluestone significantly surpassed its best historical results of coking coal production as well. Active production volumes increase demanded for significant additional investments in the first quarter in stripping works, equipment repair, procurement of spares for mining equipment, that caused similar temporary cash costs increase as in the 4Q 2010. With reaching planned mining volumes in the 2Q 2010 cash costs began normalizing.

We continued work on our strategic investment projects – Elga Coal Deposit development and construction of it’s railway link. Complications with financing of the project in the heat of the global crisis in the beginning of 2009 forced us to apply and get changes in the terms of the license on Elga Coal Deposit development, extending the completion of railway construction by the end of 2011. At the same time our constructors were able to rapidly start works directly on the deposit itself, and that will allow us already in the 4Q 2010 to start mining the first coal of deficit coking grades there.”

Steel Segment Results for the first quarter of 2010

			Change
US$ thousand	1Q 2010	1Q 2009	Q-on-Q
Revenues from external customers	1,158,848	643,154	80.2%

Intersegment sales	71,694	41,698	71.9%

Operating income / (loss)	42,685	(85,188)	150.1%

Net income / (loss) attributable to shareholders of Mechel OAO	44,580	(358,098)	112.4%

EBITDA (1) (2)	68,842	(36,356)	289.4%

EBITDA, margin (3)	5.59%	-5.31%	—

(1)	See Attachment A.

(2)	Starting from 2010 Mechel changed the method of EBITDA calculation. Here we give the EBITDA cleaned of effects of CVR change, forex gain/(loss) and interest income.

(3)	EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output for the first quarter of 2010

Product	1Q 2010, thousand tonnes	1Q 2010 vs. 1Q 2009
Coke (6%)	955	76%

Pig iron	1,051	53%

Steel	1,433	30%

Rolled products	1,538	44%

Flat products	103	53%

Long products	955	41%

Billets	480	48%

Hardware	181	46%

Forgings	15.8	15%

Stampings	19.3	73%

Mechel’s steel segment revenue from external customers in the first quarter of 2010 amounted to $1.2 million, or 61.0% of consolidated net revenue, an increase of 80.2% over net segment revenue from external customers of $643.2 million, or 54.5% of consolidated net revenue, in the first quarter of 2009.

In the first quarter of 2010 the steel segment operating income increased by 150.1% and totaled $42.7 million, versus operating loss of $85.2 million in the first quarter of 2009. EBITDA in the steel segment in the first quarter of 2010 increased by 289.4% and amounted to $68.8 million, compared to EBITDA loss of $36.4 million in the first quarter of 2009. The EBITDA margin of the steel segment was 5.59% for the first quarter of 2010, versus the EBITDA negative margin of 5.31% for the first quarter of 2009. Depreciation, depletion and amortization in steel segment rose by 16.0% from $26.4 million in the first quarter of 2009 to $30.6 million in that of 2010.

Commenting on the results of the steel segment Andrey Deineko, Chief Executive Officer of Mechel-Steel Management Company, noted: “Having reached pre-crisis production level already last year, Mechel’s steel segment continued demonstrating strong financial results in the first quarter of 2010. Recovery in consumption and price increase in the first quarter of 2010 due to the preparations for the new construction season had a positive effect on steel segment performance and allowed us to substantially increase the operating profit. Favorable conditions in the foreign markets persisted – South-East Asia and Middle East witnessed continuous demand growth. Despite certain temporary chill-out on the Russian and international markets which we notice at the moment, that is quite natural after relatively strong growth of last several months, we believe that market conditions will improve in the beginning of Autumn 2010.

With the acquisition of Romanian plant Laminorul Braila, we have strengthened our positions in Romanian steel market, where we already own five metallurgical plants.

We continue implementation of the largest steel investment project – building of the Universal Rolling Mill at Chelyabinsk Metallurgical Plant. We also actively proceed with the modernization of other metallurgical plants.

Moreover we have enlarged our steel service and sales network Mechel Service, which is responsible for steel products sales to the end customers. We opened a number of new warehouses in Eastern and Western Europe and in July we completed the transaction to acquire Turkish steel trading group Ramateks. All this allowed us to substantially increase exports of finished steel products to Europe.

We had good demand for our main products in the second quarter as well: customers were increasing stocks prior to the Muslim religious holiday Ramadan and the beginning of rain season in the South-East Asia. Hence we saw the traditional price growth. Favorable market conditions and our efforts to strengthen the company’s positions on the European and Russian steel markets led to the improvement of our financial results in the first quarter of 2010. At the moment we can confidently say that metal segment has good prospects for the second quarter of 2010 as well.”

Ferroalloys Segment Results for the first quarter of 2010

			Change
US$ thousand	1Q 2010	1Q 2009	Q-on-Q
Revenues from external customers	94,954	53,859	76.3%

Intersegment sales	25,006	7,075	253.4%

Operating income / (loss)	(6,710)	(24,802)	72.9%

Net income / (loss) attributable to shareholders of Mechel OAO	(59,332)	(328,691)	81.9%

EBITDA (1) (2)	10,727	(13,681)	178.4%

EBITDA, margin (3)	8.94%	-22.45%	—

(1)	See Attachment A.

(2)	Starting from 2010 Mechel changed the method of EBITDA calculation. Here we give the EBITDA cleaned of effects of CVR change, forex gain/(loss) and interest income.

(3)	EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Output for the first quarter of 2010

Product	1Q 2010, thousand tonnes	1Q 2010 vs. 1Q 2009
Nickel	3.9	37%

Ferrosilicon (65% and 75%)	22.5	9%

Ferrochrome (65%)	23.4	186%

Chromite ore concentrate	84	114%

Ferroalloy segment revenue from external customers in the first quarter of 2010 amounted to $95.0 million, or 5.0% of consolidated net revenue, an increase of 76.3% compared with segment revenue from external customers of $53.9 million or 4.6% of consolidated net revenue in the first quarter of 2009.

In 2009 operating loss in the ferroalloy segment totaled to $6.7 million, versus operation loss of $24.8 million in the first quarter of 2009. EBITDA in the ferroalloy segment in the first quarter of 2010 increased by 178.4% and amounted $10.7 million, compared to segment EBITDA loss of $13.7 million in the first quarter of 2009. The EBITDA margin of the ferroalloy segment comprised 8.94% in the first quarter of 2010 compared to the EBITDA negative margin of 22.45% in the first quarter of 2009. For ferroalloy segment depreciation, depletion and amortization in the first quarter of 2010 was $18.1 million, an increase of 184.0% over $6.4 million in the first quarter of 2009.

Gennadiy Ovchinnikov, Chief Executive Officer of Mechel Ferroalloys Management Company, said: “In the first quarter of 2010 the market environment on the major Mechel ferroalloys markets remained positive. As a result of the recovery in car and equipment manufacturing and household equipment production we saw revival in stainless steel demand and consequently increase in demand for nickel and chrome. Infrastructural difficulties in South Africa led to further changes on chrome market, decreasing world production of finished product. Stable demand from metallurgical companies and revival of Asian markets after Chinese New Year combined with electricity prices growth inspired ferrosilicon prices upturn.

At the same time in the end of the first quarter of 2010 we faced deterioration of mining and geological conditions at Voskhod chromites mine in Kazakhstan and hence were forced to strengthen mining field and move operations to another mining layer. This resulted in temporary decrease of chromites ore concentrate production at the processing plant.

However sustainable demand from stainless and carbon steel producers supported ferroalloys prices in the second quarter as well, which entitles us to reckon on maintaining sound financial results.”

Power Segment Results for the first quarter of 2010

			Change
US$ thousand	1Q 2010	1Q 2009	Q-on-Q
Revenues from external customers	185,409	138,155	34.2%

Intersegment sales	112,386	72,661	54,7%

Operating income	20,988	12,124	73.1%

Net income attributable to shareholders of Mechel OAO	10,216	245	4,069.4%

EBITDA (1) (2)	23,352	13,555	72.3%

EBITDA, margin (3)	7.4%	6.3%	—

(1)	See Attachment A.

(2)	Starting from 2010 Mechel changed the method of EBITDA calculation. Here we give the EBITDA cleaned of effects of CVR change, forex gain/(loss) and interest income.

(3)	EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output for the first quarter of 2010

Product	Units	1Q 2010	1Q 2010 vs. 1Q 2009
Electric power generation	ths. kWh	1,014,849	13%

Heat power generation	Gcal	2,571,136	8%

Mechel’s power segment revenue from external customers in the first quarter of 2010 comprised $185.4 million, or 9.8% of consolidated net revenue, an increase of 34.2% compared with segment revenue from external customers of $138.2 million or 11.7% of consolidated net revenue in the first quarter of 2009.

Operating income in the power segment in the first quarter of 2010 amounted to $21.0 million, or 7.01% of the total segment revenue in the same period, an increase of 73.1% compared to operating income of $12.1 million, or 5.75% of total segment revenue in the first quarter of 2009. EBITDA in the power segment in the first quarter of 2010 went up by 72.3% totaling $23.4 million, compared to EBITDA of $13.6 million in the first quarter of 2009. The EBITDA margin for the power segment amounted to 7.4% compared to 6.43% in the first quarter of 2009. Depreciation, depletion and amortization in power segment in the first quarter of 2010 decreased by 0.9% comparing with the same period in 2009 from $4.47 million to $4.43 million.

Viktor Gvozdev, Chief Executive Officer of Mechel Energo, noted: “In the first quarter of 2010 we kept increasing volumes of electricity and heat generation compared to the 4Q 2009. Continuing switching to intersegment fuel supplies and production optimization along with the revenue growth allowed improving the financial results of the segment.”

Recent Highlights

•	In April 2010 Mechel announced acquisition of Laminorul Braila Metallurgical Plant in Romania. The plant’s main production facilities include two rolling mills with total capacity of over than 380 thousand tonnes per year. Rolling mills manufacture structural shapes of different types for industrial, civil and machinery construction.

•	In May 2010 Mechel announced closing of offering of preferred shares and preferred American Depositary Shares by certain Selling Shareholders. The Selling Shareholders sold 30,500,000 Preferred ADSs (representing 15,250,000 preferred shares).

•	In May 2010 Mechel announced obtaining international B1 corporate family rating (CFR) and a B1 Probability of Default Rating assigned by Moody’s.

•	In May 2010 Mechel’s Board of Directors recommended to the annual general shareholders’ meeting annual dividend of 1.09 rubles per one ordinary share (approximately $0.035 per ADR) for the 2009 fiscal year. Also Mechel’s Board recommended annual dividend of 3.29 rubles per one preferred share (about $0.11 per one preferred share and $0.055 per one preferred American Depositary Share).

•	In July 2010 Mechel announced changes in the structure of Company’s operational Management. As the result the following management companies were established and showed their ability to control their divisions efficiently: Mechel Mining Management Company which is responsible for management of mining division operations; Mechel Steel Management Company which is responsible for steel division operations; Mechel Ferroalloys Management Company which is responsible for ferroalloy division operations; Mechel Energo which is responsible for power division operations; Mechel Trans Management Company which is responsible for logistics unit activity.

•	In July 2010 Mechel announced that Mr. Igor Zyuzin, the core shareholder of the company, changed his position from the Chief Executive Officer to the Chairman of the Board of Directors. According to the decision of the Board of Directors, Yevgeny Mikhel takes the position of Mechel OAO’s CEO.

•	In July 2010 Mechel announced purchase of 100% stake in Turkish steel trading group Ramateks by Mechel Service Global B.V., Mechel OAO’s subsidiary managing the group’s steel products retail sales and service network. The main activity of Ramateks Group is distribution of construction and stainless steel long products as well as other types of steel products. Ramateks storage capacities are located in Istanbul and Konya. The company also has equipment for steel product cutting.

Yevgeny Mikhel concluded: “In the first quarter of 2010 we made the major progress from the beginning of the crises in expanding coal production volumes and delivering equipment for construction of open-pit at Elga coal deposit. Steel segment once again proved its leadership in hardware production in Russia. We acquired the fifth metallurgical plant in Romania. A number of debt facilities were successfully refinanced, which allowed us to reduce debt service costs. These steps let us improve our first quarter results and provide significant growth in operational and financial performance of the group throughout the rest of the year.”

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the first quarter of 2010 amounted to $193.8 million, of which $146.8 million was invested in the mining segment, $35.5 million was invested in the steel segment, $8.4 million was invested in the ferroalloy segment and $3.1 million was invested in the power segment.

In the first quarter of 2010, Mechel spent $20.2 million on acquisitions, including $17.4 million spent on acquisition of minority interest in other subsidiaries.

As of March 31, 2010 total debt was at $6.3 billion. Cash and cash equivalents amounted to $335.6 million at the end of the first quarter of 2010 and net debt amounted to $6.0 billion (net debt is defined as total debt outstanding less cash and cash equivalents).

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Alexander Tolkach
Director, Department of Communications
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the First Quarter of 2010 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousand	1Q 2010	1Q 2009
Net income	82,580	(690,701)

Add:
Depreciation, depletion and amortization	120,621	75,352
Forex gain/loss	(109,407)	591,930
CVR change	390	0
Interest expense	125,712	118,586
Interest income	(4,733)	(987)
Income taxes	42,471	22,468

Consolidated EBITDA	257,635	116,648

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	1Q 2010	1Q 2009
Revenue, net	1,900,415	1,179,405

EBITDA	257,635	116,648

EBITDA, margin	13.65%	9.89%

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	March 31, 2010	December 31, 2009
(unaudited)

ASSETS
Cash and cash equivalents	$335 574	$414 696
Accounts receivable, net of allowance for doubtful accounts of $71,335 as of March 31, 2010 and $66,764 as of December 31, 2009	539 636	348 323
Due from related parties	132 092	105 076
Inventories	1 141 117	1 035 786
Deferred income taxes	15 055	21 812
Short-term investments in related parties	1 212	5 855
Prepayments and other current assets	632 046	551 735

Total current assets	2 796 733	2 483 283
Long-term investments in related parties	82 031	86 144
Other long-term investments	27 584	23 563
Intangible assets, net	12 315	10 870
Property, plant and equipment, net	4 701 488	4 460 505
Mineral licenses, net	5 163 409	5 133 105
Other non-current assets	69 819	67 294
Deferred income taxes	31 618	24 173
Goodwill	894 416	894 374

Total assets	$13 779 413	$13 183 311

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	$2 092 657	$1 923 049
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	517 976	473 903
Advances received	161 450	156 126
Accrued expenses and other current liabilities	248 911	169 617
Taxes and social charges payable	187 739	169 695
Unrecognized income tax benefits	16 601	17 172
Due to related parties	16 040	13 500
Asset retirement obligation, current portion	3 047	5 772
Deferred income taxes	40 444	18 550
Deferred revenue	6 554	439
Pension obligations, current portion	31 933	31 717
Dividends payable	5 000	4 919
Finance lease liabilities, current portion	47 966	35 965

Total current liabilities	3 376 318	3 020 424
Long-term debt, net of current portion	4 215 970	4 074 458
Asset retirement obligations, net of current portion	59 277	53 923
Pension obligations, net of current portion	160 058	152 272
Deferred income taxes	1 462 190	1 453 480
Finance lease liabilities, net of current portion	54 916	58 694
Other long-term liabilities	34 355	39 371
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of March 31, 2010 and December 31, 2009)	133 507	133 507
Preferred shares (10 Russian rubles par value, 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of March 31, 2010 and December 31, 2009)	25 314	25 314
Additional paid-in capital	863 911	874 327
Accumulated other comprehensive loss	(157 845)	(172 400)
Retained earnings	3 271 554	3 188 973

Equity attributable to shareholders of Mechel OAO	4 136 441	4 049 721
Non-controlling interests	279 888	280 968

Total equity	4 416 329	4 330 689

Total liabilities and equity	$13 779 413	$13 183 311

Consolidated Statements of Income and Comprehensive Income (Loss)
(in thousands of U.S. dollars)	For 3 months ended March 31,
	2010	2009
Revenue, net (including related party amounts of $95,033 and $19,492 during 3 months ending March 31, 2010 and 2009, respectively)	$1 900 415	$1 179 405
Cost of goods sold (including related party amounts of $128,277 and $1,569 during 3 months ending March 31, 2010 and 2009, respectively)	(1 255 534)	(804 214)

Gross profit	644 881	375 191
Selling, distribution and operating expenses:
Selling and distribution expenses	(348 665)	(247 385)
Taxes other than income tax	(29 413)	(11 962)
Accretion expense	(1 664)	(1 723)
Allowance for doubtful accounts	(5 803)	(418)
General, administrative and other operating expenses	(111 712)	(99 922)

Total selling, distribution and operating expenses	(497 257)	(361 410)

Operating income	147 624	13 781
Other income and (expense):
Income from equity investments	(471)	3 116
Interest income	4 733	987
Interest expense	(125 712)	(118 586)
Other income (expenses), net	(9 797)	(2 899)
Foreign exchange gain (loss)	109 407	(591 930)

Total other income and (expense), net	(21 840)	(709 312)

Income (loss) from continuing operations, before income tax	125 784	(695 531)
Income tax expense	(42 472)	(22 468)

Income (loss) from continuing operation, net of tax	83 312	(717 999)
Net income (loss)	83 312	(717 999)
Less: Net income (loss) attributable to non-controlling interests	(732)	27 298

Net income (loss) attributable to shareholders of Mechel OAO	$82 580	$(690 701)

Less: Dividends on preferred shares	—	—
Net income (loss) attributable to common shareholders of Mechel OAO	82 580	(690 701)
Net income (loss)	83 312	(717 999)
Currency translation adjustment	12 134	(394 990)
Change in pension benefit obligation	(2 023)	(8 084)
Adjustment of available-for-sale securities	4 444	(5 122)

Comprehensive income (loss)	97 867	(1 126 195)

Comprehensive (loss) income attributable to non-controlling interests	(6 806)	79 940
Comprehensive income (loss) attributable to shareholders of Mechel OAO	91 061	(1 046 255)

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	For 3 months ended March 31,
	2010	2009
Cash Flows from Operating Activities
Net income (loss) attributable to shareholders of Mechel OAO	82 580		(690 701)
Net income (loss) attributable to non-controlling interests	732		(27 298)

Net income (loss)	$83 312	$	(717 999)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	90 885		59 676
Depletion and amortization	29 736		15 677
Foreign exchange (gain) loss	(109 407)		591 930
Deferred income taxes	16 100		1 542
Allowance for doubtful accounts	5 803		418
Change in inventory reserves	(18 032)		(60 900)
Accretion expense	1 664		1 723
Loss on write-off of property, plant and equipment	482		—
Change in undistributed earnings of equity investments	471		(3 116)
Non-cash interest on long-term tax and pension liabilities	3 937		3 628
(Gain) loss on sale of property, plant and equipment	(2 553)		1 977
Loss (gain) on sale of investments	48		(6)
Gain on accounts payable with expired legal term	(698)		(82)
Amortization of loan origination fee	18 865		9 866
Gain on revaluation of contingent liabilities at fair value	(390)
Pension service cost and amortization of prior period service cost	2 625		6 051
Net change before changes in working capital	122 848		(89 615)

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(188 651)		(6 524)
Inventories	(43 682)		247 534
Trade payable to vendors of goods and services	17 092		(155 076)
Advances received	2 813		(6 098)
Accrued taxes and other liabilities	81 288		83 646
Settlements with related parties	(18 444)		15 664
Deferred revenue and cost of inventory in transit, net	1 198		6 262
Other current assets	(70 446)		(20 679)
Advanced payments to non-state pension funds	—		(1 246)
Unrecognized income tax benefits	(644)		(4 118)
Net cash provided by operating activities	(96 628)		69 750

Cash Flows from Investing Activities
Acquisition of Ekos Plus, less cash acquired	—		(1 124)
Acquisition of HBL, less cash acquired	—		(8 387)
Investment in SC Donau Commodities SRL less cash acquired	(407)		—
Investment in WNL Staal B.V. less cash acquired	(2 448)		—
Proceeds from disposal of non-marketable securities	—		4 014
Short-term loans issued and other investments	(65 270)		(31 304)
Proceeds from short-term loans issued	54 921		—
Proceeds from disposals of property, plant and equipment	441		95
Purchases of mineral licenses	—		(604)
Purchases of property, plant and equipment	(193 793)		(95 529)
Net cash used in investing activities	(206 556)		(132 839)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	559 417		578 144
Repayment of short-term borrowings	(573 225)		(960 067)
Dividends paid	—		(220)
Proceeds from long-term debt	302 532		1 117 606
Repayment of long-term debt	(32 213)		(2 564)
Acquisition of non-controlling interest in subsidiaries	(17 352)		(4 119)
Repayment of obligations under finance lease	(13 073)		(5 939)
Net cash provided by financing activities	226 086		722 841

Effect of exchange rate changes on cash and cash equivalents	(2 024)		38 745
Net increase in cash and cash equivalents	(79 122)		698 497

Cash and cash equivalents at beginning of period	414 696		254 838
Cash and cash equivalents at end of period	$335 574	$	953 335